

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



RECD S.E.C.
APR 1 2005
1086

March 30, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/30/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letters dated February 7, 2005 and March 7, 2005 concerning the shareholder proposal submitted to GM by John Lauve and Louis Lauve. We also have received letters on the proponents' behalf dated February 18, 2005 and March 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





05049422

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 7, 2004 from John and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require that the "Board of Directors take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote—to the greatest extent possible."

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has already been substantially implemented and under Rule 14a-8(i)(3) on the grounds that it is vague and indefinite, as well as misleading. As a matter of law, there are no supermajority provisions in General Motors' Certificate of Incorporation or Bylaws, so that the only supermajority requirements applicable to any stockholder vote would be those imposed by the General Corporation Law of Delaware, under which GM is incorporated, or other applicable laws. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

The supporting statement implies that "our current rule" requires approval by two-thirds of the vote in certain circumstances. Although this assertion is not explained, it appears to result from a misreading of General Motors' Certificate of Incorporation. Section (h) of Article Seventh of the Certificate of Incorporation (Exhibit B) states that the Board of Directors is permitted to take certain actions with the approval of two-thirds of the outstanding stock:

> With the written assent of the holders of two-thirds of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of two-thirds of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and privileges of the Corporation as an entirety, for the stock, bonds,

> obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors in their absolute and uncontrolled discretion, may determine. [Emphasis added.]

This provision does not indicate that the Board of Directors must have the approval of two-thirds of the outstanding stock to take such action, or that it may not take such actions unless two-thirds of the outstanding stock has approved, however. Under Delaware law, directors have all the powers provided to them by law unless limited in the corporation's certificate of incorporation or bylaws. Because this provision is merely permissive, the Board of Directors has frequently sold some part of the assets of the Corporation without stockholder approval, or with the approval of the majority of the outstanding stock. (In contrast, if the provision were mandatory, stockholder approval would required for the sale of any asset of the Corporation—for example, inventory. Since such a result would be unreasonable, it is clear that the provision should be interpreted to be permissive.)

This specific provision was included in the original Certificate of Incorporation with substantially the same terms[1] when General Motors incorporated in Delaware in 1916. (Exhibit C) The provision was apparently originally included in the Certificate of Incorporation to clarify that unanimous stockholder approval was not required to dispose of the Corporation's assets. In the same year that GM incorporated in Delaware, the state adopted a law changing the prior common law rule that neither the directors or the stockholders of a prosperous going concern could sell all or substantially all the corporation's property if a single stockholder objected. Butler v. New Keystone Copper Co., 93 A. 380, 382-83 (Del.Ch. 1915). General Motors has consistently interpreted this provision in the context of the law as it existed when the certificate of incorporation was filed in 1916, as permitting directors to sell some or all of the Corporation's assets with the approval of two-thirds of the outstanding stock but not as requiring any level of stockholder approval beyond what is otherwise required under Delaware or other applicable law.

Since there are no provisions in General Motors' Certificate of Incorporation or Bylaws that require more than a simple majority vote, the purpose of the propose has been implemented. The Staff recently took a no-action position on the same proposal in Electronic Data Systems Corporation (January 24, 2005), on the grounds that it had been substantially implemented where the corporation represented that it would give stockholders an opportunity to vote to eliminate all supermajority voting requirements. In GM's case, where there are no supermajority requirements, the purpose of the purpose has been satisfied, so that the proposal may be omitted under Rule 14a-8(i)(10).

If in spite of the fact that GM does not have any supermajority requirements, the proposal contemplates further action, it may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite. The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved.

---

[1] There have been some changes to expand the types of possible consideration that are acceptable.

See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). The proposal would require the Board of Directors to "take each practicable step for a simple majority vote . . . to the greatest extent possible." Where a corporation does not have any supermajority requirements in its articles of incorporation or bylaws, it is not clear what steps, if any, could appropriately be taken without improperly limiting the board's ability to act in future situations in light of its fiduciary duties, and the proposal and supporting statement do not offer any guidance either to stockholders in determining how to vote or to General Motors in considering how to carrying it out.

Finally, if the Staff does not agree that the proposal as a whole may be excluded, the final two paragraphs of the supporting statement, following the heading "Terminate Potential Frustration of the Shareholder Majority" should be excluded as materially false and misleading. This portion of the supporting statement argues that under "our current rule", a mere one percent of the voting stock "could force its will" on the other stockholders. This situation, however, is inherent in requiring any percentage threshold for approval—the point is not that one percent (or for that matter, one share) has veto power, but that at some point the vote of an additional share is decisive. For example, even in simple majority voting, as favored by the proposal, the voter of a single share could force its will on all other stockholders if it is the final vote cast in an evenly divided contest. In comparable situations, the Staff has taken a no-action position under Rule 14a-8 (i)(3) on the grounds that similar statements were misleading. See Northrup Grumman Corporation (March 17, 2003); US Bancorp (January 27, 2003); Honeywell International, Inc. (October 16, 2001).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, John and Louis Lauve's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for John and Louis Lauve

EXHIBIT A

John Lauve
200 N. Saginaw
Holly, MI 48442

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John Lauve

Date 30 Nov 04

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4978, -4479

Louis Lauve
3900 Watson Place, N.W. 2G-B
Washington, DC 20016

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Louis Lauve

Dec 1, 2004
Date

cc: Nancy E. Polis
Corporate Secretary
Ann Larin
PH: 313-665-4927
FX: 313-665-4979

3 – Simple Majority Vote

RESOLVED: Simple Majority Vote. That our Board of Directors take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

John Lauve, 200 N. Saginaw, Holly, Michigan 48442 and Louis Lauve submitted this proposal.

97% Yes-Vote

This proposal topic won a 97% yes-vote at the Allegheny Energy (AYE) 2004 annual meeting based on yes and no votes.

75% Yes-Vote

This topic also won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority. Such a 67% supermajority vote requirement can limit shareholders' role in our company.

Terminate the potential frustration of our overwhelming shareholder majority by only 1% of shareholders.

Simple Majority Vote
Yes on 3

SIXTH:

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

SEVENTH:

The number of Directors of the Corporation, not less than three, shall be fixed from time to time by the Bylaws and the number may be altered as therein provided. In case of any increase in the number of Directors, the additional Directors shall be elected as provided by the Bylaws, by the Directors, or by the stockholders at an annual or special meeting. In case of any vacancy in the Board of Directors, the remaining Directors, by affirmative vote of a majority thereof, may elect a successor to hold office for the unexpired portion of the term of the Director whose place is vacant and until his successor shall be duly elected and qualified.

No Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174, or any successor provision thereto, of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit.

In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:

(a) To make, alter, amend and repeal the Bylaws of the Corporation.

(b) To remove at any time any officer elected or appointed by the Board of Directors but only by the affirmative vote of a majority of the whole Board of Directors. Any other officer or employee of the Corporation may be removed at any time by a vote of the Board of Directors, or by any committee or superior officer upon whom such power of removal may be conferred by the Bylaws or by the vote of the Board of Directors.

(c) To designate, by resolution passed by a majority of the whole Board, two or more of their number to constitute an executive committee, who, to the extent provided in said resolution or in the Bylaws of the Corporation, shall have and exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. A majority of such committee shall constitute a quorum for the transaction of business.

(d) To designate any other standing committees by the affirmative vote of a majority of the whole Board, and such standing committees shall have and may exercise such powers as shall be conferred or authorized by the Bylaws, including the power to cause the seal of the Corporation to be affixed to any papers which may require it.

(e) Every right of action by or on behalf of the Corporation or by any stockholder against any past, present or future member of the Board of Directors, officer or employee of the Corporation arising out of or in connection with any bonus, stock option, performance achievement or other incentive plan at any time approved by the stockholders of the Corporation, irrespective of the place where action may be brought and irrespective of the place of residence of any such Director, officer or employee, shall cease and be barred by the expiration of three years from whichever is the later of (a) the date of the act or omission in respect of which such right of action arises or (b) the first date upon which there has been made generally available to stockholders an annual report of the Corporation and a proxy statement for the annual meeting of stockholders following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the amount of any credit to a reserve for the purpose of any such plan, and the aggregate bonus, performance achievement or other awards, and the aggregate options or other grants, made under any such plan; and every right of action by any employee (past, present or future) against the Corporation arising out of or in connection with any such plan shall, irrespective of the place where action may be brought, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises.

(f) From time to time to fix and to vary the sum to be reserved over and above its capital stock paid in before declaring any dividends; to direct and determine the use and disposition of any surplus or net profits over and above the capital stock paid in; to fix the time of declaring and paying any dividend, and, unless otherwise provided in this Certificate or in the Bylaws, to determine the amount of any dividend. All sums reserved as working capital or otherwise may be applied from time to time to the acquisition or purchase of its bonds or other obligations or shares of its own capital stock or other property to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient and neither the stocks, bonds, or other property so acquired shall be regarded as accumulated profits for the purpose of declaring or paying dividends unless otherwise determined by the Board of Directors, but shares of such capital stock so purchased or acquired may be resold, unless such shares shall have been retired for the purpose of decreasing the Company's capital stock as provided by law.

(g) From time to time to determine whether and to what extent, and at what time and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

(h) With the written assent of the holders of two-thirds of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of two-thirds of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and privileges of the Corporation as an entirety, for the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine.

(i) The Corporation may by its Bylaws confer upon the Directors powers and authorities additional to the foregoing and to those expressly conferred upon them by statute.

capital stock of the Corporation of the par value of One Hundred Dollars ($100) each.

FIFTH: The names and places of residence of the original subscribers to the capital stock and the number of shares subscribed for by each are as follows:

NAME	RESIDENCE	NUMBER OF SHARES COMMON STOCK
Herbert E. Latter	Wilmington, Delaware	5
Norman P. Coffin	Wilmington, Delaware	5
Clement M. Egner	Elkton, Maryland	5

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH: The number of directors of the corporation, not less than three, shall be fixed from time to time by the By-laws and the number may be altered as therein provided. In case of any increase in the number of Directors, the additional Directors shall be elected as provided by the By-laws, by the Directors, or by the stockholders at an annual or special meeting. In case of any vacancy in the Board of Directors, the remaining Directors, by affirmative vote of a majority thereof, may elect a successor to hold office for the unexpired portion of the term of the Director whose place is vacant and until his successor shall be duly elected and qualified.

In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:

(a) To make, alter, amend and repeal the By-laws of the corporation.

(b) To remove at any time any officer elected or appointed by the Board of Directors but only by the affirmative vote of a majority of the whole Board of Directors. Any other officer or employe of the corporation may be removed at any time by a vote of the Board of Directors, or by any committee or superior officer upon whom such power of removal may be conferred by the By-laws or by the vote of the Board of Directors.

(c) To designate, by resolution passed by a majority of the whole Board, two or more of their number to constitute an the business and affairs of the corporation, and shall have power to authorize the seal of the corporation to be affixed to all papers which may require it. A majority of such committee shall constitute a quorum for the transaction of business.

To designate any other standing committees by the affirmative vote of a majority of the whole Board, and such standing committees shall have and may exercise such powers as shall be conferred or authorized by the By-laws, including the power to cause the seal of the corporation to be affixed to any papers which may require it.

(d) From time to time to fix and to vary the sum to be reserved over and above its capital stock paid in before declaring any dividends; to direct and determine the use and disposition of any surplus or net profits over and above the capital stock paid in; to fix the time of declaring and paying any dividend, and, unless otherwise provided in this Certificate or in the By-laws, to determine the amount of any dividend. All sums reserved as working capital or otherwise may be applied from time to time to the acquisition or purchase of its bonds or other obligations or shares of its own capital stock or other property to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient and neither the stocks, bonds or other property so acquired shall be regarded as accumulated profits for the purpose of declaring or paying dividends unless otherwise determined by the Board of Directors, but shares of such capital stock so purchased or acquired may be resold, unless such shares shall have been retired for the purpose of decreasing the Company's capital stock as provided by law.

(e) From time to time to determine whether and to what extent, and at what time and places and under what conditions and regulations the accounts and books of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the corporation, except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

(f) With the written assent of the holders of two-thirds of its issued and outstanding stock both preferred [illegible], without a meeting, or pursuant to the affirmative [illegible] in person or by proxy of the holders of two-thirds of [illegible] its issued and outstanding stock both preferred [illegible], [illegible] meeting, either annual or special, [illegible] the By-laws, the Board of Directors may sell, convey, [illegible], transfer or otherwise dispose of, any part or [illegible] of the property, assets, rights and privileges of the [illegible], or the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine.

(g) The corporation may by its By-laws confer upon the Directors powers and authorities additional to the foregoing and to those expressly conferred upon them by statute.

NINTH: Both the stockholders and the Directors of the corporation may hold their meetings and the corporation may have an office or offices in such place or places outside of the State of Delaware as the By-laws may provide, and the corporation may keep its books outside of the State of Delaware except as otherwise provided by law.

TENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner, now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF we have hereunto set our hands and seals this 13th day of October 1916.

In the presence of:

William J. Maloney

Herbert E. Latter (SEAL)
Norman P. Coffin (SEAL)
Clement M. Egner (SEAL)

STATE OF DELAWARE }
County of New Castle } ss.:

BE IT REMEMBERED that on this 13th day of October, A. D. 1916, personally came before me William J. Maloney, a Notary Public in and for the County and State aforesaid, Herbert E. Latter, Norman P. Coffin and Clement M. Egner, parties to the foregoing Certificate of Incorporation, known to me personally to be such and simultaneously acknowledged the said certificate to be the act and deed of the signers respectively and that the facts therein stated are truly set forth.

Given under my hand and seal of office the day and year aforesaid.

William J. Maloney,
Notary Public.



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

March 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to the February 18, 2005 letter of John Chevedden (Exhibit A) responding to General Motors' no-action request dated February 7, 2005 (Exhibit B) with regard to a stockholder proposal submitted by John and Louis Lauve. The proposal would require GM's Board of Directors to provide that stockholder approvals require no more than a simple majority vote.

It appears from Mr. Chevedden's letter that he and the Corporate Library simply misread section (h) of Article Seventh of GM's Certificate of Incorporation, which states that the Board may dispose of all or any part of the Corporation's assets with the approval of two-thirds of the stock and is permissive rather than mandatory. This provision does not require a two-thirds majority approval for a merger (in the Corporate Library's summary) or any other transaction, including the sale of any or all of its property. General Motors has certainly sold assets without any stockholder approval, in the course of ordinary business and in disposing of individual assets, lines of business, and business units. In other instances, such as the disposition of Electronic Data Systems, Hughes Electronics Corporation, and Delphi Automotive Systems, Inc., the Board obtained the approval of a majority of stock, rather than two-thirds. In those transactions and many other sales, attorneys for General Motors have issued legal opinions that the transactions comply with the requirements of the Certificate of Incorporation. In defending litigation, GM has consistently held that section (h) of Article Seventh is permissive rather than mandatory, and the Delaware courts have upheld that position.

The Delaware Supreme Court has held that in order to change the usual rule of majority vote, a super-majority provision must be "clear and unambiguous, " and that super-majority provisions that do not meet this standard are invalid. See Centaur Partners IV v. National Intergroup, Inc., 582 A2d 923, 927 (Del. 1990). Using this standard, an appropriate, enforceable super-majority provision would state, for example, that a business combination or a sale of all or substantially all of the assets of the corporation could be effected unless two-thirds of the stock had approved the transaction. In comparison, section (h) of Article Seventh is not an effective super-majority provision, was not intended to be one, and has not been so interpreted.

Mr. Chevedden's letter is wrong in stating that GM does not fully understand this provision. Clearly we cannot consult the original author of the Certificate of Incorporation, but it makes sense in light of the state of corporate law in 1916. Since 1916, it has operated to permit the Board to sell assets with the approval of as little as two-thirds of the stock, rather than requiring a unanimous vote, as Delaware law previously required.

In his letter Mr. Chevedden suggests that even if the provision is merely permissive, the proposal is not moot because the provision in the Certificate of Incorporation does not prevent the Board from requiring approval by more than a majority in its discretion. In Electronic Data Systems Corporation (January 24, 2005), the Staff found that that the same proposal had been substantially implemented where the company represented that stockholders would have an opportunity to vote on eliminating the super-majority provision from its certificate of incorporation. If the EDS super-majority provision was eliminated, its board of directors would not be prevented from imposing higher than majority requirements in its discretion, like boards of most companies, but despite that discretion, the proposal was deemed moot and excludable under Rule 14a-8(i)(10).

If the proposal contemplates additional steps to prevent future requirement of approval by more than a majority, it may be omitted as vague and indefinite under Rule 14a-8(i)(3). Where a corporation has some supermajority provision, the proposal (which has been submitted to several companies) would require the directors to attempt to remove it.

Since there are no supermajority requirements at GM, however, it is not clear how GM's directors could effect the proposal, which would require them to "take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote—to the greatest extent possible" (emphasis added). For example, Mr. Chevedden's February 18 letter repeatedly objects to the implications of that permissive interpretation under which the Board of Directors could choose to require that a sale of "major assets" be approved by more than a majority of stockholders. Under section 271 of the Delaware General Corporation Law, stockholder approval is required only for the sale of all or substantially all the property and assets of the company. Other transactions, like the sale of major assets or the sale of a single insignificant asset, however, may be submitted to stockholders in the discretion of the board of directors, and it appears that under the proposal a board would be required to submit all such transactions for approval by a majority of stock. In fact, in his letter Mr. Chevedden notes that the provision "could be used to thwart a majority of the shareholders who favored a major asset sale that the Board opposed." Ordinarily, if a board of directors opposed a proposed transaction such as the sale of a major asset, it would be terminated. Mr. Chevedden's comments suggest, however, that the proposal may even be intended to require the Board in every case to pursue a transaction that it opposed and submit it for stockholder approval.

GM does not have requirements for approval by more than a majority of stock. With no super-majority provision to eliminate, the purpose of the proposal has been achieved, and it is not clear what additional steps the proposal contemplates.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for John and Louis Lauve

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholders: John Lauve, Louis Lauve

Ladies and Gentlemen:

The company fails to address the super majority power the Board has – to apparently compel at its sole discretion – a 67% shareholder vote to sell major assets of the company.

Thus the board apparently has the upper hand in power over shareholders by having the option to compel a 67% shareholder approval for selling major corporate assets. This is particularly important regarding assets which the majority of shareholders are in favor of selling but the board opposes.

The company appears to admit that it does not fully understand its 67%-provision, suggesting ("apparently") that it may be based on 1916 corporate law. However the company seems to only speculate that the 67%-provision dates back to 1916. The company should be able to unequivocally state the meaning and origin of its governing provision or remove them. If the 1916 theory is correct it would now seem reasonable to remove an outdated provision – hence the need for a shareholder proposal.

The company argument appears incomplete. The company does not state that the Board of Directors has never "sold some part of the assets of the Corporation without stockholder approval, or with the approval of the majority of the outstanding stock." Thus one is left to speculate on whether the company has used the 67%-provison from time to time since 1916. If the company provided more information on the use or non-use of its 67%-provison then we could learn more about this provision and its relevance.

In any event the company appears to at least admit that it has an optional or elective 67%-provision. It appears that this 67%-provision operates at the discretion of the Board ("directors have all the powers ..."). Thus it could be used to thwart a majority of the shareholders who favored a major asset sale that the Board opposed.

Additionally The Corporate Library's *Board Analyst Profile* for General Motors notes the 67%-vote provision.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 7, 2004 from John and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require that the "Board of Directors take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote—to the greatest extent possible."

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has already been substantially implemented and under Rule 14a-8(i)(3) on the grounds that it is vague and indefinite, as well as misleading. As a matter of law, there are no supermajority provisions in General Motors' Certificate of Incorporation or Bylaws, so that the only supermajority requirements applicable to any stockholder vote would be those imposed by the General Corporation Law of Delaware, under which GM is incorporated, or other applicable laws. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

The supporting statement implies that "our current rule" requires approval by two-thirds of the vote in certain circumstances. Although this assertion is not explained, it appears to result from a misreading of General Motors' Certificate of Incorporation. Section (h) of Article Seventh of the Certificate of Incorporation (Exhibit B) states that the Board of Directors is <u>permitted</u> to take certain actions with the approval of two-thirds of the outstanding stock:

> With the written assent of the holders of two-thirds of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of two-thirds of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors <u>may</u> sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and privileges of the Corporation as an entirety, for the stock, bonds,

> obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors in their absolute and uncontrolled discretion, may determine. [Emphasis added.]

This provision does not indicate that the Board of Directors must have the approval of two-thirds of the outstanding stock to take such action, or that it may not take such actions unless two-thirds of the outstanding stock has approved, however. Under Delaware law, directors have all the powers provided to them by law unless limited in the corporation's certificate of incorporation or bylaws. Because this provision is merely permissive, the Board of Directors has frequently sold some part of the assets of the Corporation without stockholder approval, or with the approval of the majority of the outstanding stock. (In contrast, if the provision were mandatory, stockholder approval would required for the sale of any asset of the Corporation—for example, inventory. Since such a result would be unreasonable, it is clear that the provision should be interpreted to be permissive.)

This specific provision was included in the original Certificate of Incorporation with substantially the same terms[1] when General Motors incorporated in Delaware in 1916. (Exhibit C) The provision was apparently originally included in the Certificate of Incorporation to clarify that unanimous stockholder approval was not required to dispose of the Corporation's assets. In the same year that GM incorporated in Delaware, the state adopted a law changing the prior common law rule that neither the directors or the stockholders of a prosperous going concern could sell all or substantially all the corporation's property if a single stockholder objected. Butler v. New Keystone Copper Co., 93 A. 380, 382-83 (Del.Ch. 1915). General Motors has consistently interpreted this provision in the context of the law as it existed when the certificate of incorporation was filed in 1916, as permitting directors to sell some or all of the Corporation's assets with the approval of two-thirds of the outstanding stock but not as requiring any level of stockholder approval beyond what is otherwise required under Delaware or other applicable law.

Since there are no provisions in General Motors' Certificate of Incorporation or Bylaws that require more than a simple majority vote, the purpose of the propose has been implemented. The Staff recently took a no-action position on the same proposal in Electronic Data Systems Corporation (January 24, 2005), on the grounds that it had been substantially implemented where the corporation represented that it would give stockholders an opportunity to vote to eliminate all supermajority voting requirements. In GM's case, where there are no supermajority requirements, the purpose of the purpose has been satisfied, so that the proposal may be omitted under Rule 14a-8(i)(10).

If in spite of the fact that GM does not have any supermajority requirements, the proposal contemplates further action, it may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite. The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved.

---

[1] There have been some changes to expand the types of possible consideration that are acceptable.

See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). The proposal would require the Board of Directors to "take each practicable step for a simple majority vote . . . to the greatest extent possible." Where a corporation does not have any supermajority requirements in its articles of incorporation or bylaws, it is not clear what steps, if any, could appropriately be taken without improperly limiting the board's ability to act in future situations in light of its fiduciary duties, and the proposal and supporting statement do not offer any guidance either to stockholders in determining how to vote or to General Motors in considering how to carrying it out.

Finally, if the Staff does not agree that the proposal as a whole may be excluded, the final two paragraphs of the supporting statement, following the heading "Terminate Potential Frustration of the Shareholder Majority" should be excluded as materially false and misleading. This portion of the supporting statement argues that under "our current rule", a mere one percent of the voting stock "could force its will" on the other stockholders. This situation, however, is inherent in requiring any percentage threshold for approval—the point is not that one percent (or for that matter, one share) has veto power, but that at some point the vote of an additional share is decisive. For example, even in simple majority voting, as favored by the proposal, the voter of a single share could force its will on all other stockholders if it is the final vote cast in an evenly divided contest. In comparable situations, the Staff has taken a no-action position under Rule 14a-8 (i)(3) on the grounds that similar statements were misleading. See Northrup Grumman Corporation (March 17, 2003); US Bancorp (January 27, 2003); Honeywell International, Inc. (October 16, 2001).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, John and Louis Lauve's representative is John Chevedden. Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden for John and Louis Lauve

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 FEB 22 PM 4:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholders: John Lauve, Louis Lauve

Ladies and Gentlemen:

The company fails to address the super majority power the Board has – to apparently compel at its sole discretion – a 67% shareholder vote to sell major assets of the company.

Thus the board apparently has the upper hand in power over shareholders by having the option to compel a 67% shareholder approval for selling major corporate assets. This is particularly important regarding assets which the majority of shareholders are in favor of selling but the board opposes.

The company appears to admit that it does not fully understand its 67%-provision, suggesting ("apparently") that it may be based on 1916 corporate law. However the company seems to only speculate that the 67%-provision dates back to 1916. The company should be able to unequivocally state the meaning and origin of its governing provision or remove them. If the 1916 theory is correct it would now seem reasonable to remove an outdated provision – hence the need for a shareholder proposal.

The company argument appears incomplete. The company does not state that the Board of Directors has never "sold some part of the assets of the Corporation without stockholder approval, or with the approval of the majority of the outstanding stock." Thus one is left to speculate on whether the company has used the 67%-provison from time to time since 1916. If the company provided more information on the use or non-use of its 67%-provison then we could learn more about this provision and its relevance.

In any event the company appears to at least admit that it has an optional or elective 67%-provision. It appears that this 67%-provision operates at the discretion of the Board ("directors have all the powers ..."). Thus it could be used to thwart a majority of the shareholders who favored a major asset sale that the Board opposed.

Additionally The Corporate Library's *Board Analyst Profile* for General Motors notes the 67%-vote provision.

SBC Communications Inc. (January 5, 2005) concerned a proposal with text similar to this proposal that did not receive concurrence on the basis of Rule 14a-8(i)(3).

The company inscrutably claims that since one-percent can have veto power in more than one instance, that the instance that the shareholder cites should thus be omitted. There is a significant difference between a veto power over 50% of shareholders compared to a veto power over 67% of shareholders.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: John Lauve
Louis Lauve
Anne Larin

3 – Simple Majority Vote

RESOLVED: Simple Majority Vote. That our Board of Directors take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

John Lauve, 200 N. Saginaw, Holly, Michigan 48442 and Louis Lauve submitted this proposal.

97% Yes-Vote

This proposal topic won a 97% yes-vote at the Allegheny Energy (AYE) 2004 annual meeting based on yes and no votes.

75% Yes-Vote

This topic also won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority. Such a 67% supermajority vote requirement can limit shareholders' role in our company.

Terminate the potential frustration of our overwhelming shareholder majority by only 1% of shareholders.

Simple Majority Vote
Yes on 3

Cause: 51%

Shareholders Can Fill Board Vacancies? Yes

Board Vacancy Notes

Shareholder Voting and Action Rights

Vote Required to Call Special Meeting: 0%

Is Special Meeting Rule More or Less Restrictive Than State Law? Same

Vote Required to Act by Written Consent Percent: 51%

Is Written Consent Rule More or Less Restrictive Than State Law? Same



Vote Required for Merger or Other Transaction: 67%

Merger Vote Notes

Vote Required to Amend the Charter: 51%

Charter Amendment Notes

Vote Required to Amend the Bylaws: 51%

Bylaws Amendment Notes

Cumulative Voting? No

Other Defenses

Has Poison Pill? No

Poison Pill Notes

n/a

Business Combination Provision? No

Fair Price Provision? No

Control Share Acquisition Provision? No

Stakeholder Constituency Provision? No

Advance Notice Requirement? Yes

SHAREHOLDER RESPONSIVENESS

▲Shareholder Responsiveness B

Shareholder Proposals

Proxy Year	Yes Votes	Type of Proposal	Enacted by Board
2004	6%	Executive Compensation	NA
2004	6%	Executive Compensation	NA
2004	13%	Board Leadership	NA
2004	11%	Board Qualifications	NA
2004	6%	Climate Change or Renewable Energy	NA
2004	23%	Executive Compensation	NA
2004	8%	Executive Compensation	NA
2003	7%	Auditor	NA

quarter have exceeded expected ranges and should be reviewed more closely.

STRATEGIC DECISIONMAKING

▲ Strategic Decisionmaking B

Merger & Acquisition Activity

General Motors Corporation (GM) & Fiat S.P.A. (FIA)

Date Announced: 3/13/2000

Date Closed: 7/24/2000

Transaction Type: Stock

Deal Type: Divestiture

Share Price Offer:

Value Announced: $2,400,000,000

Value Closed: $2,400,000,000

Debt Incurred:

Pctg Acquired: 20%

Hostile or Friendly? Friendly

Status: Closed

Buyer: General Motors Corporation

Buyer MarketCap at Announcement: $31,637,199,219

Current Buyer MarketCap: $26,305,539,761

Buyer Country: USA

Seller: Fiat S.P.A.

Seller Country:

General Motors Corporation, designer, manufacturer and supplier of vehicles under the nameplates Chevrolet, Pontiac, GMC, Oldsmobile, Buick, Cadillac, Saturn, Opel, Vauxhall, Holden, Isuzu and Saab, acquired a 20% stake in Fiat Auto in exchange for US$2.4bn (GB£1,514,534,400) in GM US$1-2/3 common stock. Fiat Auto is the car manufacturing unit of Fiat Spa, car manufacturer also engaged in the production and distribution of commercial, industrial, agricultural and construction vehicles under the car brand names Fiat, Alfa Romeo, Lancia, Innocenti, Maserati and Ferrari, and the tractor and other agricultural and construction machineries brands New Holland, Fiatagri, Ford and Fiat-Hitachi. In exchange for the 20% stake, Fiat Holding will receive a 5.1% stake in GM US$1-2/3. General Motors will offset the new stock issuance through US$2.4bn in new repurchases of GM US$1-2/3 common stock which it expects to complete before year-end. Specifically, General Motors will increase by US$1bn (GB£631,056,000) the size of its previously announced exchange offer in which it will use GM class H stock to acquire GM US$1-2/3 stock. The exchange offer will be increased from US$8bn (GB£5,048,448,000) to US$9bn (GB£5,679,504,000). In addition, General Motors authorized a new US$1.4bn (GB£883,478,400) cash repurchase program to be implemented in the second half of this year. As a result of these actions, the Fiat transaction is expected to become accretive to GM US$1-2/3 shareholders within two years. As part of the definitive agreement, Fiat, will have the right to put its remaining 80% equity interest in Fiat Auto to General Motors. Fiat Groups other sectors, including Ferrari and Maserati, along with Fiats trucks and insurance and aerospace operations, are not included in this transaction. The two groups will, moreover, form two joint ventures held equally, one in the purchases sector, and the other in the production of engines and gearboxes. General Motors and Fiat will remain independent from one another.

General Motors Corporation (GM) & Fuji Heavy Industries Ltd (7270 JP)

Date Announced: 12/10/1999

Date Closed: 4/12/2000

Transaction Type: Cash

From: J [olmsted7p@earthlink.net]
Sent: Thursday, March 10, 2005 1:47 AM
To: CFLETTERS@SEC.GOV
Subject: General Motors Corp. (GM): Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corp. (GM)
Shareholder Position on Company No-Action Request, Supplement 1 Rule 14a-8 Proposal: Simple Majority Vote
Shareholders: John Lauve, Louis Lauve

Ladies and Gentlemen:

The company claims that The Corporate Library "misread section (h)." However the company apparently lacks enough conviction to ask The Corporate Library to reconsider its text on this key point.

The company cites no authority for its opinion on what the EDS board purportedly can do upon adoption of simple majority vote. The company does not claim that the EDS no action request made any claim that EDS would have future "discretion" to impose "higher than majority requirements" upon adoption of the simple majority proposal.

The company fails to address the fact that a board could "scuttle the issue" and appear to accede to shareholder pressure to sell a major asset by giving the shareholders the opportunity to approve the sale on a supermajority basis meanwhile expecting failure to attain the supermajority approval.

The company fails to explain why is does not want to remove doubt about a 1916 provision on which the company "cannot consult the original author."

Sincerely,

John Chevedden

cc: John Lauve
Louis Lauve
Anne Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal provides that the board take each practicable step for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that GM may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that GM may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Kurt K. Murao
Attorney-Advisor